REPORT *to our* SHAREHOLDERS



2011

COASTAL CAROLINA
BANCSHARES, INC.

A LETTER FROM THE INTERIM CHIEF EXECUTIVE OFFICER AND PRESIDENT

DEAR SHAREHOLDER:

For Coastal Carolina National Bank, 2011 was a milestone year.

With tremendous growth in our earning assets and continued expansion of our customer base, we experienced a significant improvement in our financial performance. A successful focus on expanding loan and deposit growth from our customer base was a major contributor to reducing the kind of net losses that are typically incurred by de novo banks in their first few years of operations.

Despite a continued lackluster economy that has limited economic expansion, both nationally and locally, we saw our loan portfolio more than double during 2011. Our net loans ended the year at $51.4 million, up $28.6 million over net loans of $22.8 million at December 31, 2010. This represented an increase of over 125% from the level of net loans in 2010 and far outpaced loan growth at other community banks in our market, where our nearest competitor saw loan growth under $7 million. A sample of our lending successes in 2011 are shown on the following two pages. The growth in our loan portfolio was achieved while continuing to adhere to a strong credit culture. We have been careful not to lessen our standards for the sake of loan production. Our success in this discipline is reflected in the fact that our non-performing loans were only $699,000 at December 31, 2011 and have since been reduced to $531,000. One real estate secured credit accounted for 75% of the remaining non-performing loans.

We also saw our deposit base grow in 2011. We ended the year with over 1,350 customers, an increase of almost 440 customers from 2010. While these numbers may not initially seem significant, they represent an average of 36 new customers a month or nearly 2 new customers every business day during 2011. With only one office serving our market, this is an impressive accomplishment. Our total deposits increased $23 million in 2011 to $79.8 million, up 40% from 2010.

With historically low interest rates being maintained through 2011 and the growth in our loan portfolio, we were able to reduce our overall cost of deposits and improve our net interest margin. For the year 2011, we saw our net interest margin improve from an average of 2.04% in 2010 to an average of 2.84% in 2011. Our net interest margin continued to improve throughout 2011 and was at 2.99% for the month of December. Ongoing improvement in net interest margin is a key factor in helping the bank reach profitability.

With all of the improvements noted above, the bank was able to reduce its net loss for 2011 to $1.3 million. This is a $700,000 improvement from the net loss of $2 million reported in 2010. With consistent growth in earning assets and our emphasis on improved margins and controlled expenses, we anticipate our losses to continue at a lesser level in 2012, thus bringing us closer to profitability. In spite of the operating losses of our first few years in business, our capital ratios remained strong at December 31, 2011 with all regulatory capital ratios far exceeding our regulatory minimum thresholds to be considered a well capitalized bank. This is in marked contrast to other community banks in our area who are struggling with their capital levels.

Our accomplishments during 2011 could not have been achieved without the efforts of our dedicated staff and management team and the support of our Board of Directors. Our lending efforts were enhanced by the addition of two new commercial lenders who joined the bank in late 2010. They both bring local knowledge and years of lending experience to our commercial team. With their additions, we have assembled a talented and experienced commercial lending team and residential mortgage team that are committed to helping us achieve our goals.

We also could not have achieved the results we did in 2011 without the guidance and leadership of our former President/Chief Executive Officer Mike Owens. After establishing a framework for our continued success, Mike decided to pursue new opportunities during the year. We are most pleased to report that, effective March 20th, Laurence S. Bolchoz, Jr. joined Coastal Carolina National Bank as our new President/Chief Executive Officer. Laurence brings more than 25 years of banking experience to his new position at CCNB. He has lived and worked in Myrtle Beach since 1991. The last 14 years of his banking career have been spent at First Federal in Myrtle Beach, where he was most recently Senior Vice President — Grand Strand Market Executive, managing 20 financial centers throughout Horry and Georgetown Counties. Laurence also served as a Region Executive & City Executive with First Federal during his 14 year tenure there. Prior to joining First Federal in 1998, he was Vice President, Direct Lender at NationsBank in Myrtle Beach where he managed a loan portfolio of real estate and business loans.

Our strategic plan remains designed to deliver long-term shareholder value through well managed growth. As we enter our third full year of operations, achieving profitability is a key objective. Continued loan growth and controlled expenses are essential elements of our operating plan. We are encouraged by the exceptional growth in our loan volume in 2011. At the same time, we recognize our local and national economies continue to face challenges. Unemployment rates have improved, but still remain high. Real estate markets remain under pressure from excess inventories and valuation problems.

We expect the market for quality loan opportunities in 2012 will continue to be both competitive and limited. We have been diligent in cultivating a credit culture that adheres to prudent underwriting guidelines. We recognize that there is a delicate balance between the need to grow our earning assets and the need to protect our capital. We will continue to manage expenses prudently and employ our limited resources to those areas within the bank that contribute most to the generation of income.

INCOME STATEMENT REVIEW

We incurred net loss of $1.3 million for the year ended December 31, 2011, compared to $2.0 million for the year ended December 31, 2010. The loss per share in 2011 was $.58, a significant improvement from $0.92 in 2010 and $2.11 in 2009. Net interest income before the provision for loan losses in 2011 was $2.4 million, an increase of $1.1 million or 85.4% when compared to net interest income before the provision for loan losses of $1.3 million in 2010. The increase is attributed to growth in the loan portfolio which improved the yield on earning assets and a lower cost of the deposits. The components of interest income in 2011 were $2.3 million

from loans, up from $972,000 in 2010, $858,000 from investment securities, up from $812,000 in 2010, and $89,000 from federal funds sold and other interest-bearing bank deposits, down from $375,000 in 2010. The decline in income from fed funds sold is a result of better utilization of the bank's cash and liquidity employing such resources into higher yielding loans during 2011.

During 2011 interest expense was composed almost entirely of interest expense on deposits totaling $833,000, down from $883,000 in 2010 due to a reduction in our costs of deposits based on the overall lower market interest rates seen during 2011. Our net interest spread and net interest margin improved in 2011 to 2.57% and 2.84%, respectively, compared to 1.61% and 2.04%, respectively, in 2010. Improvements in both ratios are the result of increased growth in the loan portfolio earning higher rates than the cost of the deposits.

Our provision for loan losses was $659,000 in 2011 and $486,000 for 2010. The increased expense is directly related to the increased growth in the loan portfolio in 2011. Noninterest income totaled $444,000 in 2011 compared to $416,000 in 2010. The most significant component of noninterest income in 2011 and 2010 was the recognition of $340,000 and $364,000, respectively, in net gains on the sale of investment securities. Lower overall market interest rates have presented opportunities for the bank to sell securities at a gain and employ the proceeds into other investments or loans. Noninterest income also included service charge and fee income for services offered by the bank. In 2011, all other non-interest income including service charges and gains on sale of loans totaled $103,000, up from $52,000 in 2010.

Noninterest expense totaled $3.4 million in 2011 compared to $3.2 million in 2010. Salaries and employee benefits comprise the largest component of noninterest expense which totaled $2.1 million in 2011, up from $1.9 million in 2010, and accounted for the overall increase in noninterest expense. Other significant noninterest expense components experienced in 2011 were occupancy and equipment expenses of $359,000, data processing/IT/telecommunication related expenses of $347,000, and professional services expenses including auditors and legal counsel of $218,000.

BALANCE SHEET REVIEW

As of December 31, 2011, we had total assets of $94.4 million, compared to $71.9 million as of December 31, 2010. The major asset categories were $11.3 million in cash and bank deposits, $29.5 million in available-for-sale securities, and $51.4 million in net loans. Compared to 2010 we have significantly reduced our cash and deposit position from $18.6 million at December 31, 2010 and reinvested into higher yielding loans. Total liabilities as of December 31, 2011 were $80.3 million and were comprised primarily of retail customer deposits totaling $79.8 million. As of December 31, 2010, total liabilities were $57.1 million with total deposits of $56.7 million. Shareholders' equity was $14.1 million or 14.92% of assets as of December 31, 2011. Book value per share was $6.43 at December 31, 2011 compared to $6.76 per share at December 31, 2010.

A more detailed discussion and analysis of our 2011 operating results is contained in the Securities and Exchange Commission Form 10-K for the Company filed for the fiscal year ended December 31, 2011. You may access the Form 10-K at internet address www.sec.gov, click on Search, and under Search Company Filings and Company Name, type in Coastal Carolina Bancshares.

We would like to personally thank each and every one of you for your investment in Coastal Carolina Bancshares. For those of you who have brought business to your bank, please recognize how much we appreciate your business and that we would love the opportunity to expand our relationship. For those of you have not yet had an opportunity to do business with our bank, please keep us in mind for yourself, your family and friends. Remember no relationship is too small and we have money to lend.

Sincerely,

Jeff Benjamin
Interim CEO and President
March 27, 2012



TOTAL LOANS



TOTAL DEPOSITS

A GREAT YEAR FOR LOAN GROWTH

Coastal Carolina National Bank made significant progress in its loan growth in 2011 in both commercial and residential lending. We grew our net loan portfolio by $28.6 million dollars last year, a performance that far exceeded that of any other community bank in our area.

In fact, as the chart on this page shows, our loan growth was more than five times greater than our nearest competitor and in striking contrast to the dramatic contraction of net loans at many other community banks in our market. Even more impressive, as already mentioned in the letter from Interim CEO, Jeff Benjamin, our loan growth was accomplished without compromising our high standards for what constitutes a credit worthy loan. As a shareholder, please be sure to come to Coastal Carolina National Bank for your own borrowing needs and please refer us to your friends, associates and family for their borrowing needs as well.

LOCAL BANK LOAN GROWTH 2011



SOME RESIDENTIAL LOAN ACTIVITY HIGHLIGHTS



Purchase Loans
$4,061,003

Refiance Loans
$3,939,550

Construction Loans
$1,932,200

52 Loans Totaling $9,932,753



Trina S. Dusenbury
Senior Vice President /
Mortgage Banking Manager

SAMPLE COMMERCIAL LOAN ACTIVITY

⛪	Church Loan	$1,915,000	Conway
🏷️	Retail Center	$1,300,000	North Myrtle Beach
ABC	School Loan	$1,720,000	Myrtle Beach
💼	Hotel Loan	$806,000	Myrtle Beach
🍽️	Restaurant Equipment Loan	$325,000	Murrells Inlet
⛳	Golf Course	$950,000	Murrells Inlet
📦	Mini Storage	$950,000	Murrells Inlet
➕	Medical Office	$850,000	Surfside
🧺	Convenience Store	$800,000	Myrtle Beach
💵	Working Capital LOC	$750,000	Myrtle Beach



Robert P. Hucks II
Vice President /
Commercial Banking Officer



Lee Eric Keys
Vice President /
Commercial Banking Officer

WHAT OUR CUSTOMERS ARE SAYING

" I'm in the home construction business – and have to credit Coastal Carolina National with my still being in business. They've catered to my needs in every way, providing a good line of credit so that I can keep building homes for my clients. They go above and beyond anything you'd expect from a bank to help make the relationship a good one. "

Chris Tindall,
Original Tindall Designs, Inc.
Murrells Inlet

" Coastal Carolina National has been nothing but fantastic to work with at every level. And everybody I refer to them has the same feedback. They're the best of what you recall about small-town local banks 10 or 15 years ago. They know you by name, you're treated respectfully, and turnaround time is so much faster and more efficient than with the big chain banks. "

Bryan Slattery, Managing Partner
FSB, LLC
Myrtle Beach

" When we approached Robert Hucks to discuss the financing needs of the Wachesaw Plantation Club, his response was timely, competitive, professional and complete. CCNB worked with us as business partners in crafting specific terms, and we were able to restructure the Club's long term debt on much more favorable terms. I was so impressed with the quality of the response that my wife and I decided to ask CCNB about re-financing our home mortgage. "

Art Letzler, Board Treasurer
Wachesaw Plantation Club
Murrells Inlet

COASTAL CAROLINA BANCSHARES, INC. BOARD OF DIRECTORS

William K. Bogache, MD
Chairman – Asset Quality Committee,
   Coastal Carolina National Bank
Urologic Surgeon

J. Egerton Burroughs
Vice Chairman – Coastal Carolina Bancshares, Inc.
Chairman – Burroughs & Chapin Company

Chester A. Duke
Chairman – Coastal Carolina Bancshares, Inc.
Retired Banker

Robin W. Edwards
Retired Educator
Director – Coastal Educational Foundation
   and Board of Visitors, Edwards College of
   Coastal Carolina University

Carl O. Falk
Managing Partner – Falk Holdings, LLC

Henrietta U. Golding
Treasurer – Coastal Carolina National Bank
Chairperson – Compensation/Governance/
   Nominating Committee, Coastal Carolina
   Bancshares, Inc.
Attorney – McNair Law Firm, PA

Adair M. Graham, Jr.
General Partner/Manager –
Cameron Properties

Marsha W. Griffin
Principal – Marsha Griffin & Associates, LLC

Gary L. Hadwin
President – Hadwin-White Buick/GMC/Subaru, Inc.

Benjy A. Hardee
President and Chief Executive Officer –
   A. O. Hardee & Son, Inc.
Owner and President – River Hills
   Golf & Country Club, Inc.

Nelson L. Hardwick
Managing Owner – Nelson L. Hardwick
   & Associates
Representative – District 106 of the SC State
   House of Representatives

Marilyn B. Hatley
Secretary – Coastal Carolina National Bank
Mayor – City of North Myrtle Beach
Owner – Visible Designs, Inc.

W. John Laymon
Chairman – Asset Liability Management and
   Investment Committee,
   Coastal Carolina National Bank
Director of Residential Real Estate and
   Broker in Charge, The Jackson Companies

Andrew H. Lesnik
President – LHWH Advertising & PR, Inc.
Co-owner and Managing Partner –
   Sheriar Press

L. Morgan Martin
Secretary – Coastal Carolina Bancshares, Inc.
Principal – Law Offices of L. Morgan
   Martin, PA

John L. Napier
Treasurer – Coastal Carolina Bancshares, Inc.
President – John L. Napier, LLC

Frank A. Stewart
President/CEO/Owner – ULTRA Machine &
   Fabrication, Inc.

Dennis L. Wade
Chairman – Audit/Compliance/
   Risk Management Committee,
   Coastal Carolina Bancshares, Inc.
President and Chief Executive Officer –
   The Jackson Companies

Douglas P. Wendel
Chairman – Coastal Carolina National Bank
Retired President and Chief Executive Officer –
   Burroughs & Chapin Company

Dennis T. Worley
Principal – Wright, Worley, Moss &
   Ekster, PLC

COASTAL CAROLINA BANCSHARES, INC.

COASTAL CAROLINA NATIONAL BANK ADVISORY/BUSINESS DEVELOPMENT COMMITTEE

The Bank formed the Advisory/Business Development Committee to assist in business development consistent with safe regulatory practices to enhance shareholder value. The Bank seeks to staff the Committee with a diverse group of community leaders who have earned long-term reputations for ethical financial success.

Carl O. Falk, Chairman
Managing Partner, Falk Holdings, LLC
(Pawleys Island)

James R. Frazier
Representative, Horry County Council,
District 7
(Conway)

Glenn H. Hall
President, National Finance Company, Inc.
(Little River)

Lawrence B. Holt, Jr., MD
Physician
(Myrtle Beach)

Bernard (Bubba) Meng, III
Retired
(Murrells Inlet)

Joe Reaves, III
Owner, Car City/Sun Coast Financial
(North Myrtle Beach)

Michael A. Shank
Partner, Festival Promotions
(Myrtle Beach)

John F. (Chip) Smith, III
Owner, Strategic Marketing, Inc.
(Murrells Inlet)

Diane D. Stokes
President, Stages Video Productions, Inc.
(Myrtle Beach)

W. Stovall Witte
President/CEO
Coastal Educational Foundation
(Conway)

OFFICERS OF COASTAL CAROLINA NATIONAL BANK

Laurence S. Bolchoz, Jr.
President / Chief Executive Officer

Jeff A. Benjamin
Senior Vice President /
Chief Credit Officer

Trina S. Dusenbury
Senior Vice President /
Mortgage Banking Manager

Lisa B. James
Senior Vice President /
Chief Operations Officer

Dawn M. Kinard
Senior Vice President /
Chief Financial Officer

Lisa B. Davis
Vice President /
Human Resources & Training Manager

Robert P. Hucks II
Vice President /
Commercial Banking Officer

Lee Eric Keys
Vice President /
Commercial Banking Officer

Sherri J. Cato
Assistant Vice President /
Branch Manager

8



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Coastal Carolina Bancshares, Inc.
Myrtle Beach, South Carolina

We have audited the accompanying consolidated balance sheets of Coastal Carolina Bancshares, Inc. and subsidiary as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity and comprehensive loss, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coastal Carolina Bancshares, Inc. and subsidiary as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Elliott Davis, LLC

Elliott Davis, LLC
Columbia, South Carolina
March 23, 2012

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2011	2010
Assets		
Cash and non-interest due from banks	$ 1,023,828	$ 539,685
Federal funds sold	824,978	1,589,151
Interest-bearing bank deposits	9,471,498	16,465,014
Total cash and cash equivalents	11,320,304	18,593,850
Securities available for sale	29,507,235	28,705,311
Federal Reserve Bank stock	394,050	456,300
Federal Home Loan Bank stock	183,800	-
Loans held for sale	888,750	340,000
Loans receivable	52,639,397	23,300,686
Deferred loan fees, net	(132,311)	(73,850)
Allowance for loan losses	(1,091,877)	(432,750)
Loans, net	51,415,209	22,794,086
Premises and equipment, net	246,443	333,551
Accrued income and other assets	468,888	663,435
Total assets	$ 94,424,679	$ 71,886,533
Liabilities and Shareholders' Equity		
Liabilities		
Deposits		
Non-interest bearing demand	$ 4,819,581	$ 2,319,623
Interest checking	4,604,083	2,432,715
Money market	35,352,570	27,071,059
Savings	500,947	104,515
Certificates of deposit	34,500,228	24,759,204
Total deposits	79,777,409	56,687,116
Accrued expenses and other liabilities	561,446	428,129
Total liabilities	80,338,855	57,115,245
Commitments and contingencies (Note 16)		
Shareholders' Equity		
Preferred stock, $.01 par value,		
10,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $.01 par value, 50,000,000 shares authorized,		
2,190,500 and 2,185,000 issued and oustanding at December 31, 2011		
and December 31, 2010, respectively	21,905	21,850
Additional paid-in capital	21,794,089	21,667,958
Unearned compensation, nonvested restricted stock	(44,583)	(25,000)
Retained deficit	(7,826,852)	(6,548,688)
Accumulated other comprehensive income (loss)	141,265	(344,832)
Total shareholders' equity	14,085,824	14,771,288
Total liabilities and shareholders' equity	$ 94,424,679	$ 71,886,533

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,	
	2011	2010
Interest income		
Loans, including fees	$ 2,252,574	$ 971,602
Federal funds sold and interest-bearing bank deposits	88,603	375,239
Securities	831,794	783,143
Federal Reserve & Federal Home Loan stock dividend	25,834	29,332
Total interest income	3,198,805	2,159,316
Interest expense		
Deposits:		
Interest checking	40,409	19,730
Money market and savings	368,333	363,290
Certificates of deposit < $100,000	136,372	155,939
Certificates of deposit ≥ $100,000	287,707	344,214
Lines of credit and other borrowings	196	88
Total interest expense	833,017	883,261
Net interest income before provision for loan losses	2,365,788	1,276,055
Provision for loan losses	659,127	485,702
Net interest income after provision for loan losses	1,706,661	790,353
Noninterest income		
Service charges on deposits	47,369	11,349
ATM, debit, and merchant fees	18,044	8,175
Gain on sale of loans	17,364	27,525
Gain on sale of investment securities	340,203	364,278
Other	20,583	4,699
Total noninterest income	443,563	416,026
Noninterest expense		
Salaries and employee benefits	2,061,707	1,869,913
Occupancy and equipment	358,544	399,294
Data processing	326,072	290,198
Professional services	218,111	232,885
Marketing and business development	142,576	118,862
Shareholder communications	39,019	32,524
Corporate insurance	25,849	24,238
Postage and supplies	39,770	36,720
Telecommunications	21,217	20,738
FDIC insurance and regulatory assessments	117,406	118,631
Other	78,117	73,165
Total noninterest expense	3,428,388	3,217,168
Loss before income taxes	(1,278,164)	(2,010,789)
Income taxes	-	4,356
Net loss	$ (1,278,164)	$ (2,015,145)
Loss per share		
Basic and diluted loss per share	$ (0.58)	$ (0.92)
Average shares outstanding	2,189,899	2,185,666

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Loss

	Common Stock		Additional Paid-in Capital	Unearned Compensation Nonvested Restricted Stock	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount					
December 31, 2009	2,186,000	$ 21,860	$ 21,604,774	$ (51,111)	$ (4,533,543)	$ (100,826)	$ 16,941,154
Net Loss	-	-	-	-	(2,015,145)	-	(2,015,145)
Change in unrealized gains and losses on securities, net	-	-	-	-	-	(244,006)	(244,006)
Total comprehensive loss	-	-	-	-	-	-	(2,259,151)
Organizer/founder warrants	-	-	16,488	-	-	-	16,488
Stock-based compensation expense	-	-	56,696	16,111	-	-	72,807
Restricted Stock	(1,000)	(10)	(10,000)	10,000	-	-	(10)
December 31, 2010	2,185,000	$ 21,850	$ 21,667,958	$ (25,000)	$ (6,548,688)	$ (344,832)	$ 14,771,288
December 31, 2010	2,185,000	$ 21,850	$ 21,667,958	$ (25,000)	$ (6,548,688)	$ (344,832)	$ 14,771,288
Net Loss	-	-	-	-	(1,278,164)	-	(1,278,164)
Change in unrealized gains and losses on securities, net	-	-	-	-	-	486,097	486,097
Total comprehensive loss	-	-	-	-	-	-	(792,067)
Organizer/founder warrants	-	-	16,488	-	-	-	16,488
Stock-based compensation expense	-	-	48,587	41,528	-	-	90,115
Restricted Stock	5,500	55	61,056	(61,111)	-	-	-
December 31, 2011	2,190,500	$ 21,905	$ 21,794,089	$ (44,583)	$ (7,826,852)	$ 141,265	$ 14,085,824

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,	
	2011	2010
Operating activities		
Net loss	$ (1,278,164)	$ (2,015,145)
Adjustments to reconcile net loss to net cash used by operating activities:		
Provision for loan losses	659,127	485,702
Increase in deferred loan fees, net	58,459	43,257
Gains on sale of loans held for sale	(17,364)	(27,525)
Origination of loans held for sale, net	(1,576,778)	(2,248,841)
Proceeds from sale of loans held for sale	1,045,393	1,936,366
Premium amortization and discount accretion on securities, net	352,755	170,668
Securities gains, net	(340,203)	(364,278)
Depreciation and amortization expense	117,539	167,662
Stock-based compensation expense	106,603	89,285
Increase in accrued interest receivable	(62,037)	(96,785)
Decrease in accrued interest payable	(4,481)	(226)
Decrease in other assets	36,117	38,306
Increase in other liabilities	47,481	194,910
Net cash used in operating activities	(855,553)	(1,626,644)
Investing activities		
Net increase in loans	(29,338,709)	(12,886,052)
Purchases of securities available for sale	(30,029,347)	(42,604,632)
Proceeds from paydowns of securities available for sale	3,705,617	2,336,434
Proceeds from sales of securities available for sale	26,306,134	28,381,870
Redemtion of Ferderal Reserve Bank stock	62,250	68,950
Purchase of Federal Home Loan Bank stock	(183,800)	-
Purchases of premises and equipment	(30,431)	(37,039)
Net cash used in investing activities	(29,508,286)	(24,740,469)
Financing activities		
Net increase in demand deposits, interest-bearing transaction accounts and savings accounts	13,349,269	8,267,793
Net increase in certificates of deposit	9,741,024	4,435,459
Net cash provided by financing activities	23,090,293	12,703,252
Net decrease in cash and cash equivalents	(7,273,546)	(13,663,861)
Cash and cash equivalents, beginning of period	18,593,850	32,257,711
Cash and cash equivalents, end of period	$ 11,320,304	$18,593,850
Supplemental disclosures of cash flow information		
Cash paid for:		
Interest on deposits and borrowings	$ 837,498	$ 883,486
Non-cash items:		
Unrealized gains (losses) on securities available for sale (net of tax expense of $310,783 for 2011 and tax benefit of $160,485 for 2010)	486,097	(244,006)

See accompanying notes to consolidated financial statements.

13

NOTES

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - On February 28, 2008, Coastal Carolina Bancshares, Inc. (the Company) was incorporated to act as the holding company for Coastal Carolina National Bank (the Bank). The Bank began banking operations on June 8, 2009. The principal business activity of the Bank is to provide banking services to domestic markets, principally in Myrtle Beach, South Carolina. The Bank is a nationally-chartered commercial bank and its deposits are insured by the Federal Deposit Insurance Corporation.

Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, fair value of securities, the valuation of deferred tax assets, and the estimated useful lives and methods for depreciating premises and equipment. Management believes that the allowance for losses on loans is adequate. While management uses available information to recognize losses on loans, future additions to the allowances may be necessary based on changes in local economic conditions.

In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for losses on loans may change materially in the near term.

Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold, and interest-bearing bank deposits. Generally, federal funds sold are for one-day periods.

Concentrations of Credit Risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold, and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the Horry County and northern Georgetown County markets. Management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g., principal deferral periods, loans with initial interest-only periods, etc.), and loans with high loan-to-value ratios. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e., balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

The Company's investment portfolio consists principally of obligations of the United States and its agencies. In the opinion of management, there is no concentration of credit risk in its investment portfolio.

The Company places its deposits and correspondent accounts with and sells its federal funds to high-quality institutions. As of December 31, 2011, the Company had on deposit $3.0 million, or 21.0% of the Company's shareholders' equity, with its primary correspondent bank. This amount includes both interest bearing and non-interest bearing deposits. Management believes credit risk associated with its primary and other correspondent banks is not significant based on an evaluation of their financial statements and general knowledge of their operations.

Investment Securities - All debt securities are classified as available for sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of the related deferred tax effect. The Company intends to hold available-for-sale securities for an indefinite period of time, but may sell them prior to maturity in response to changes in interest rates, changes in repayment risk, changes in the liquidity needs of the Bank, and other factors. Purchase premiums and discounts are recognized in interest income using methods approximating the interest method over the terms of the securities.

A decline in the market value of any available for sale or held to maturity security below cost that is deemed other than temporary results in a charge to earnings and the establishment of a new cost basis for the security. The fair value of the securities is determined by a third party as of a date in the close proximity to the end of the reporting period. The valuation is based on available quoted market prices or quoted market prices for similar securities if a quoted market price is not available. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Realized gains and losses for securities are included in earnings, determined on the basis of cost of each specific security sold, are included in earnings on the settlement date.

Nonmarketable equity securities without a readily determinable fair value are reported at cost. As of December 31, 2011, nonmarketable equity securities include the Bank's investment in Federal Reserve Bank stock and Federal Home Loan Bank stock.

Loans and Loans Held for Sale - Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loans held for sale are carried at the lower of the carrying amount or fair value applied on an aggregate basis. Fair value is measured based on purchase commitments, bids received from potential purchasers, quoted prices for the same or similar loans, or prices of recent sales or securitizations.

Conforming fixed-rate residential mortgage loans are typically classified as held for sale upon origination based upon management's intent to generally sell all of the production of these loans. Other types of loans may either be held for investment purposes, sold, or securitized. Loans originated for portfolio that are subsequently transferred to held for sale based on management's decision to sell are transferred at the lower of cost or fair value. Write-downs of the loans' carrying value attributable to credit quality are charged to the allowance for loan losses while write-downs attributable to interest rates are charged to noninterest income. As of December 31, 2011 and 2010, the Bank had $888,750 and $340,000, respectively, in loans held for sale.

Interest income is recognized on an accrual basis. Loan origination fees, certain direct costs, and unearned discounts are deferred and amortized into interest income as an adjustment to the yield over the term of the loan. Loan commitment fees are generally deferred and amortized into fee income on a straight-line basis over the commitment period. Other credit-related fees, including letter and line of credit fees are recognized as fee income when earned. The determination to discontinue the accrual of interest is based on a review of each loan. Generally, accrual of interest is discontinued on loans 90 days past due or when deemed not collectible in full as to principal or interest unless in management's opinion collection of both principal and interest is assured by way of collateralization, guarantees or other security and the loan is in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Loans are returned to accrual status when management determines, based on an evaluation of the underlying collateral together with the borrower's payment record and financial condition, that the borrower has the ability and intent to meet the contractual obligations of the loan agreement. With the ultimate collectability of the principal balance of an impaired loan is in doubt, all cash receipts are applied to principal. Once the recorded principal balance has been reduced to zero, future cash receipts are recorded as recoveries of any amounts previously charged off, and then to interest income to the extent any interest has been foregone.

Allowance for Loan Losses - The allowance for loan losses represents the Company's recognition of the risks of extending credit and its evaluation of the loan portfolio. The allowance for loan losses is maintained at a level considered adequate to provide for probable loan losses based on management's assessment of various factors affecting the loan portfolio, including a review of problem loans, business conditions, historical loss experience, evaluation of the quality of the underlying ollateral, and holding and disposal costs. The allowance for loan losses is increased by provisions charged to expense and reduced by loans charged off, net of recoveries. Loan losses are charged against the allowance for loan losses when management believes the loan balance is uncollectible.

The allowance for loan losses calculation process has two components. The recorded allowance for loan losses is the aggregate of these two components. The first component represents the estimated probable losses inherent within the general loan portfolio based on historical experience, adjusted for environmental conditions such as uncertainties in economic conditions, trends in

borrowers' financial condition, delinquency trends, trends in lending, results of internal and external loan reviews, and other factors. The second component represents the allowance for loan losses for impaired loans. To determine this component, collateral dependent impaired loans are evaluated using internal analyses as well as third-party information, such as appraisals. Impaired loans are evaluated using one of three methods; a discounted cash flow of the payments expected over the life of the loan using the loan's effective interest rate, the fair value of the collateral less costs to sell, or the observable market price of the loan.

Foreclosed Real Estate - Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less estimated selling costs at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less estimated costs to sell. As of December 31, 2011 and 2010, the Company had no foreclosed real estate.

Premises and Equipment - Premises and equipment are stated at cost, less accumulated depreciation. Depreciation and amortization of premises and equipment are computed using the straight-line method over the assets' estimated useful lives. Useful lives range from three to ten years for software, furniture and equipment, computer equipment, and automobile, and over the shorter of the estimated useful lives or the term of the lease for leasehold improvements.

Stock-based Compensation - The Company accounts for stock-based compensation to employees as outlined in the accounting standards. The cost of employee services received in exchange for an award of equity instruments is based on the grant-date fair value of the award. A Black-Scholes model is used to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used to estimate the fair value of restricted stock. Compensation cost is recognized over the required service period, generally defined as the vesting period for stock option awards and the restriction period for restricted stock awards. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. Compensation expense is recognized net of awards expected to be forfeited.

Income Taxes - Deferred tax assets and liabilities will be recognized for the future tax benefits or consequences attributable to differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates will be recognized in income in the period that includes the enactment date. Management's determination of the realization of deferred tax assets is based upon management's judgment of various future events, including the timing, nature, and amount of future income.

An evaluation of the probability of being able to realize the future benefits indicated by any such deferred tax asset is required. A valuation allowance is provided for the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management will consider the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

The Company believes its loss position may adversely impact its ability to recognize the full benefit of its deferred tax asset. Therefore, the Company currently has placed a valuation allowance for its full deferred tax asset. As of December 31, 2011, the deferred tax asset totaled $2,594,647.

Comprehensive Loss - Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income (loss). However, certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the shareholders' equity section of the balance sheet. Such items, along with net income, are components of comprehensive income (loss).

Earnings (Loss) Per Share - Basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding. Diluted earnings (losses) per share are computed by dividing net income (loss) by the sum of the weighted average number of shares of common stock outstanding and potential common shares. Potential common shares consist of stock options, restricted stock, and warrants.

Financial Instruments - In the ordinary course of business, the Company enters into off balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

Risks and Uncertainties - In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis,

than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Recent Accounting Pronouncements - The following is a summary of recent authoritative pronouncements that affect the Company's accounting, reporting, and disclosure of financial information:

In July 2010, the Receivables topic of the Accounting Standards Codification ("ASC") was amended by Accounting Standards Update ("ASU") 2010-20 to require expanded disclosures related to a company's allowance for credit losses and the credit quality of its financing receivables. The amendments will require the allowance disclosures to be provided on a disaggregated basis. The Company is required to include these disclosures in its interim and annual financial statements. See Note 4.

Disclosures about Troubled Debt Restructurings ("TDRs" required by ASU 2010-20 were deferred by the Financial Accounting Standards Board ("FASB") in ASU 2011-01 issued in January 2011. In April 2011 the FASB issued ASU 2011-02 to assist creditors with their determination of when a restructuring is a TDR. The determination is based on whether the restructuring constitutes a concession and whether the debtor is experiencing financial difficulties as both events must be present. Disclosures related to TDRs under ASU 2010-20 have been presented in Note 4.

ASU 2011-04 was issued in May 2011 to amend the Fair Value Measurement topic of the ASC by clarifying the application of existing fair value measurement and disclosure requirements and by changing particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The amendments were effective for the Company beginning January 1, 2012 but are not expected to have a material effect on the financial statements.

The Comprehensive Income topic of the ASC was amended in June 2011. The amendment eliminates the option to present other comprehensive income as a part of the statement of changes in stockholders' equity and requires consecutive presentation of the statement of net income and other comprehensive income. The amendments will be applicable to the Company on January 1, 2012 and will be applied retrospectively. In December 2011, the topic was further amended to defer the effective date of presenting reclassification adjustments from other comprehensive income to net income on the face of the financial statements. Companies should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the amendments while FASB deliberates future requirements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

2. CASH AND CASH EQUIVALENTS

As of December 31, 2011, cash and cash equivalents totaled $11.3 million and consisted of $1 million in cash and noninterest-bearing deposits with other banks, $9.5 million in interest-bearing deposits in other banks, and $824,978 in federal funds sold. Interest-bearing deposits in other banks included $3.9 million in CDs invested at other banks that carry a weighted average rate of 0.69% with maturities between 2 months and 21 months. Also included is $3.7 million at the Federal Reserve and $1.9 million in money market deposit accounts. These balances allow the Bank to meet liquidity requirements and provide temporary holdings until the funds can be otherwise deployed or invested.

As of December 31, 2010, cash and noninterest-bearing deposits with other banks totaled $539,685. Interest-bearing deposits in other banks were $16.5 million at December 31, 2010, and included $9.5 million in CDs invested at other banks that carry a weighted average rate of 1.88% with maturities less than 12 months. Also included is $2.2 million at the Federal Reserve and $4.8 million in money market deposit accounts. Additionally, as of December 31, 2010, the Bank had $1.6 million in federal funds sold.

3. SECURITIES

The fair value of the Bank's securities available for sale totaled $29.5 million and $28.7 million as of December 31, 2011 and 2010, respectively. At December 31, 2011 and 2010, the Bank's securities consisted of a U.S. Government Agency Bond issued by the Federal National Mortgage Association (FNMBA), city and county issued municipal bonds, mortgage-backed securities issued by the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC), and collateralized mortgage obligations issued by the Government National Mortgage Association (GNMA), summarized as follows:

	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government-Sponsored Enterprises	$ 2,000,000	$ 1,408	$ -	$ 2,001,408
Municipal bonds	3,168,963	86,479	-	3,255,442
Collateralized Mortgage Obligations (CMOs)	2,861,013	30,088	-	2,891,101
Mortgage-backed securities (MBSs)	21,245,677	145,690	(32,083)	21,359,284
Total securities available for sale	**$ 29,275,653**	**$ 263,665**	**$ (32,083)**	**$ 29,507,235**

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal bonds	$ 1,961,248	$ -	$ (131,775)	$ 1,829,473
Collateralized Mortgage Obligations (CMOs)	3,024,821	-	(82,164)	2,942,657
Mortgage-backed securities (MBSs)	24,284,541	9,615	(360,975)	23,933,181
Total securities available for sale	**$ 29,270,610**	**$ 9,615**	**$ (574,914)**	**$ 28,705,311**

The contractual maturity distribution of the Bank's securities portfolio at December 31, 2011 are summarized below. Actual maturities may differ from contractual maturities shown below since issuers may have the right to pre-pay these obligations without pre-payment penalties.

	Securities Available For Sale	
	Amortized Cost	Fair Value
Due in less than one year	$ -	$ -
Due after one year but within five years	-	-
Due after five years but within ten years	888,041	928,057
Due after ten years	28,387,612	28,579,178
Total [1]	**$ 29,275,653**	**$ 29,507,235**

(1) Maturities estimated based on average life of security.

At December 31, 2011 and 2010, the Bank also owned Federal Reserve Bank ("FRB") stock with a cost of $394,050 and $456,300, respectively, with a yield of 6%. The amount of FRB stock held is based on our shareholders' equity. As shareholders' equity decreases due to losses, the amount of FRB stock may also decrease quarterly.

At December 31, 2011, the Bank owned $183,800 in Federal Home Loan Bank ("FHLB") stock but owned no FHLB stock at December 31, 2010. The Bank became a member of the FHLB in 2011 and stock ownership is a requirement of membership. The amount of FHLB stock held is based on total assets and the amount of outstanding advances with the FHLB. Therefore, stock ownership levels with the FHLB are subject to change. Dividends received on FHLB stock are subject to change quarterly. In 2011, the yield was .49%.

Securities pledged to secure public deposits had amortized carrying costs of $6,271,639 and market value of $6,337,371 at December 31, 2011. At December 31, 2010, securities pledged to secure public deposits had amortized carrying costs of $4,960,779 and market value of $5,021,219.

18

Gross gains and losses recognized on the sale of securities in 2011 and 2010 are summarized as follows:

	For the Calendar Year	
	2011	2010
Gross gains	$ 340,203	$ 367,571
Gross losses	-	(3,293)
Net gains	**$ 340,203**	**$ 364,278**

There were no write-downs for other-than-temporary declines in the fair value of debt securities in 2011 or 2010. The following table summarizes the unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2011 and 2010.

	December 31, 2011					
	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$ 10,734,122	$ (32,083)	$ -	$ -	$ 10,734,122	$ (32,083)
Collateralized Mortgage Obligations	-	-	-	-	-	-
Municipal Bonds	-	-	-	-	-	-
Total temporarily impaired securities	**$ 10,734,122**	**$ (32,083)**	**$ -**	**$ -**	**$ 10,734,122**	**$ (32,083)**

	December 31, 2010					
	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$ 20,467,363	$ (360,975)	$ -	$ -	$ 20,467,363	$ (360,975)
Collateralized Mortgage Obligations	2,942,657	(82,164)	-	-	2,942,657	(82,164)
Municiple Bonds	1,829,473	(131,775)	-	-	1,829,473	(131,775)
Total temporarily impaired securities	**$ 25,239,493**	**$ (574,914)**	**$ -**	**$ -**	**$ 25,239,493**	**$ (574,914)**

4. LOANS

The composition of loans portfolio is based on the purpose of the loan and is summarized as follows:

	December 31,	
	2011	2010
Construction and land development	$ 4,875,191	$ 5,528,181
Real estate - mortgage	13,306,223	5,631,112
Real estate - other	29,685,774	10,721,143
Commercial and industrial	4,437,718	1,090,301
Consumer and other	334,491	329,949
Gross loans	52,639,397	23,300,686
Allowance for loan losses	(1,091,877)	(432,750)
Deferred loan fees, net	(132,311)	(73,850)
Total loans, net	**$ 51,415,209**	**$ 22,794,086**

Provision and Allowance for Loan Losses

An allowance for loan losses has been established through a provision for loan losses charged to expense on the consolidated statement of operations. The allowance for loan losses represents an amount management has determined is adequate to absorb probable losses on existing loans that may become uncollectible. Growth in the loan portfolio is the primary reason for additions to the allowance for loan losses. Additionally, provisions may be made for non-performing loans.

The first step in the process is to risk grade each loan in the portfolio based on one common set of parameters that include items like debt-to-worth ratio, liquidity of the borrower, net worth, experience of the borrower, and other factors. The general pool of performing loans is then segmented into categories based on FFIEC call codes, which segments loans into types such as commercial loans, construction loans, consumer loans, and so on based on the collateral that secures the loan. Segmenting the loan portfolio by collateral is necessary when determining the loan loss allowance, as collateral values often determine the final loss. The loss history of each loan type is measured and includes actual history experienced by the bank and the loss experiences of peer banks. The loss history results in a factor that is applied to each loan pool. Additionally, other factors are applied to represent known or expected changes to the loan portfolio resulting from economic and industry developments, the depth and knowledge of management, changes in policies and practices, and more. These environmental factors require judgment and estimates, and the eventual outcomes may differ from the estimates. The combined factors are applied to each loan category and result in the necessary allowance for the general performing loan pool.

Non-performing loans, including losses with loan grades of Substandard, Doubtful, or worse, and including past due loans and loans on non-accrual are evaluated separately. Impaired loans and non-performing loans can require higher loan loss reserves. If a loan is individually evaluated and identified as impaired, it is measured by using one of three methods; either the fair value of the collateral less costs to sell, present value of expected future cash flows discounted at the loans effective interest rate, or observable market price of the loan. Management chooses a method on a loan-by-loan basis depending on which information is available. Measuring impaired loans requires judgment and estimates and the eventual outcomes may differ from the estimates.

The following table sets forth certain information with respect to our allowance for loan losses and the composition of charge offs and recoveries at December 31, 2011 and 2010.

Loans are categorized differently in the allowance tables compared to the loan composition table above. The loan composition table reflects categories determined by the loan purpose, whereas the allowance table below reflects categories that are based on the collateral that secures the loan as defined by the FFIEC call codes. For example, a loan made for commercial purposes but secured by 1-4 family real estate will be reported as a Commercial Loan in the composition table, but is considered a Real Estate 1-4 Family in the allowance tables.

ALLOWANCE FOR LOAN LOSSES AND RECORDED INVESTMENT IN LOANS RECEIVABLE FOR THE YEAR ENDED DECEMBER 31, 2011

	Construction and Land Development	Real Estate 1-4 Family	Real Estate Other	Commercial and Industrial	Consumer	Unallocated	Total
Allowance for loan losses:							
Beginning Balance	$ 92,265	$ 79,048	$ 185,062	$ 14,981	$ 2,112	$ 59,282	$ 432,750
Charge-offs	-	-	-	-	-	-	-
Recoveries	-	-	-	-	-	-	-
Provisions	(28,095)	134,661	515,098	62,142	32,915	(57,594)	659,127
Ending Balance	$ 64,170	$ 213,709	$ 700,160	$ 77,123	$ 35,027	$ 1,688	$ 1,091,877
Ending Balances:							
Individually evaluated for impairment	$ 6,784	$ 21,446	$ 137,282	$ -	$ 21,787	$ -	$ 187,299
Collectively evaluated for impairment	$ 57,386	$ 192,263	$ 562,878	$ 77,123	$ 13,240	$ 1,688	$ 904,578
Loans receivable:							
Ending balance - total	$ 4,875,191	$19,880,090	$21,783,860	$ 4,437,718	$1,662,538		$ 52,639,397
Ending Balances:							
Individually evaluated for impairment	$ 120,384	$ 166,117	$ 390,282	$ -	$ 21,787		$ 698,570
Collectively evaluated for impairment	$ 4,754,807	$19,713,973	$21,393,578	$ 4,437,718	$1,640,751		$ 51,940,827

ALLOWANCE FOR LOAN LOSSES AND RECORDED INVESTMENT IN LOANS RECEIVABLE FOR THE YEAR ENDED DECEMBER 31, 2010

	Construction and Land Development	Real Estate Mortgage	Real Estate Other	Commercial and Industrial	Consumer	Unallocated	Total
Allowance for loan losses:							
Beginning Balance	$ 42,442	$ 7,317	$ 80,054	$ 14,206	$ 826	$ -	$ 144,845
Charge-offs	-	-	(197,797)	-	(30)	-	(197,827)
Recoveries	-	-	-	-	30	-	30
Provisions	49,823	71,731	302,805	775	1,286	59,282	485,702
Ending Balance	$ 92,265	$ 79,048	$ 185,062	$ 14,981	$ 2,112	$ 59,282	$ 432,750
Ending Balances:							
Individually evaluated for impairment	$ 17,466	$ -	$ 152,287	$ -	$ 232	$ -	$ 169,985
Collectively evaluated for impairment	$ 74,799	$ 79,048	$ 32,775	$ 14,981	$ 1,880	$ 59,282	$ 262,765
Loans receivable:							
Ending balance - total	$ 5,528,181	$ 5,631,112	$10,721,143	$ 1,090,301	$ 329,949		$ 23,300,686
Ending Balances:							
Individually evaluated for impairment	$ 253,984	$ -	$ 2,249,804	$ -	$ 30,946		$ 2,534,734
Collectively evaluated for impairment	$ 5,274,197	$ 5,631,112	$ 8,471,339	$ 1,090,301	$ 299,003		$ 20,765,952

The adequacy of the allowance for loan losses is reviewed on an ongoing basis. The amount of the allowance is adjusted to reflect changing circumstances. Recognized losses are charged to the allowance and recoveries are added back to the allowance. As of December 31, 2011, management considers the allowance for loan losses to be adequate to meet presently known and inherent losses in the loan portfolio. The underlying assumptions used in the analysis may be impacted in future periods by changes in economic conditions, the impact of changing regulations, and the discovery of new information with respect to borrowers not previously known to management. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.

Credit Quality and Non-Performing Loans

Generally, the first indication of the non-performance of a loan is a missed payment. Thus, one of the adverse indicators used in monitoring the credit quality of a loan is the past due status of the loan payments. As of December 31, 2011, loans past due totaled $427,559, of which $37,277 was past due greater than 90 days. As of December 31, 2010, loans past due totaled $253,714, of which $137,277 was past due greater than 90 days.

Below are tables that present the past due status of loans receivable as of December 31, 2011 and 2010.

December 31, 2011

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater Than 90 Days	Current on Non Accrual	Current	Totals Loans	Past Due > 90 Days and Accruing
Construction and land development	$ -	$ -	$ 37,277	$ 83,107	$ 4,754,807	$ 4,875,191	$ -
Real estate - mortgage	-	-	-	166,117	13,140,106	13,306,223	-
Real estate - other	390,282	-	-	-	29,295,492	29,685,774	-
Commercial and industrial	-	-	-	-	4,437,718	4,437,718	-
Consumer and other	-	-	-	21,787	312,704	334,491	-
Total	**$ 390,282**	**$ -**	**$ 37,277**	**$ 271,011**	**$ 51,940,827**	**$ 52,639,397**	**$ -**

December 31, 2010

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater Than 90 Days	Current on Non Accrual	Current	Totals Loans	Past Due > 90 Days and Accruing
Construction and land development	$ 116,437	$ -	$ 137,277	$ -	$ 5,274,467	$ 5,528,181	$ -
Real estate - mortgage	-	-	-	-	5,631,112	5,631,112	-
Real estate - other	-	-	-	-	10,721,143	10,721,143	-
Commercial and industrial	-	-	-	-	1,090,301	1,090,301	-
Consumer and other	-	-	-	-	329,949	329,949	-
Total	**$ 116,437**	**$ -**	**$ 137,277**	**$ -**	**$ 23,046,972**	**$ 23,300,686**	**$ -**

Generally, a loan will be placed on nonaccrual status when it becomes 90 days past due as to principal or interest, or when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of the loan is doubtful. When a loan is placed on non-accrual, all previously accrued interest that has not been received is reversed against current income. The recognition of interest on a non-accrual loan is placed on a cash basis and can be recognized when and if a payment is received. Generally, payments received on non-accrual loans are applied directly to principal.

Below is a table presenting information regarding nonaccrual loans at December 31, 2011 and 2010.

Non-Accrual Loans

	December 31, 2011	December 31, 2010
Construction and land development	$ 120,384	$ 137,277
Real estate - mortgage	166,117	-
Real estate - other	390,282	-
Commercial and industrial	-	-
Consumer and other	21,787	-
Total	**$ 698,570**	**$ 137,277**

At December 31, 2011, the bank had five loans totaling $698,570 in non-accrual status. At December 31, 2010, the Bank had two loans in non-accrual status totaling $137,277. The Bank did not have any loans past due 90 days and still accruing as of December 31, 2011 and 2010.

Loans are assigned a credit risk grade upon their origination. Loans are monitored for non-performance and may be downgraded to reflect adverse conditions that might affect collectability. Heightened risk characteristics include a history of poor payment performance, poor financial performance, as well as the potential for adverse earnings impact from deteriorating collateral values. The Bank had $3,337,162 and $651,686 in loans classified as Substandard or worse as of December 31, 2011 and 2010, respectively.

General definitions for each credit risk level are as follows:

- Prime credits present little to no risk as they are secured by cash and/or the borrowers have unquestionable strength with access to liquidity.
- Good credits have average risk. Borrowers have sound primary and secondary repayment sources, strong debt capacity and coverage, and substantial liquidity and net worth. Commercial borrowers in this category work within industries exhibiting strong trends and the company exhibits favorable profitability, liquidity, and leverage trends with good management in key positions.
- Acceptable credits are those that perform relatively close to expectations with adequate evidence the borrower is generating adequate cash flows to service the debt. Borrowers have good debt coverage and capacity, average liquidity and net worth, and operate in industries the exhibit good trends.
- Acceptable with care credits may be borrowers who exhibit a limited asset base and liquidity, have debt capacity that is limited, or may be a start up venture that is dependent on guarantor strength. These borrowers have elements of risk the Bank chooses to closely monitor.
- Special mention credits have a potential weakness that deserves close attention. If left uncorrected, these potential weaknesses may result in deterioration. Credits in this category are formally monitored on a recurring basis.
- Substandard credits are inadequately protected by the worth and paying capacity of the borrower or of the collateral pledged. These credits exhibit a well-defined weakness that may jeopardize the liquidation of the debt. There is a possibility these credits may result in losses if the observed weakness is not corrected.
- Doubtful credits have all the weaknesses of a substandard credit with the added characteristic that the weakness makes collection or liquidation in full improbable.
- Loss assets are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. Losses should be taken in the period in which they surface as uncollectible.

Credit risk grades within the loan portfolio as of December 31, 2011 and 2010 are presented in the following three tables, separately for commercial loans, residential real estate loans, and consumer loans, with breakdowns provided for loan types within those categories.

Credit Risk Profile of Commercial Loans

| | December 31, 2011 | | | December 31, 2010 | | |
	Commercial	Commercial Real Estate Construction	Commercial Real Estate	Commercial	Commercial Real Estate Construction	Commercial Real Estate
Prime	$ 425,000	$ -	$ -	$ 260,000	$ -	$ -
Good	2,000,000	-	-	-	-	-
Acceptable	245,490	1,978,000	11,296,180	90,870	2,450,014	3,424,704
Acceptable with care	1,567,228	1,231,118	14,120,577	739,431	1,209,159	5,046,634
Special mention	-	-	1,400,143	-	-	1,851,832
Substandard assets	200,000	120,384	2,868,874	-	137,277	397,972
Doubtful assets	-	-	-	-	-	-
Loss assets	-	-	-	-	-	-
Total	$ 4,437,718	$ 3,329,502	$ 29,685,774	$ 1,090,301	$ 3,796,450	$ 10,721,142

Credit Risk Profile of Residential Loans

| | December 31, 2011 | | | | December 31, 2010 | | | |
| | Residential - Prime | | Residential - Subprime | | Residential - Prime | | Residential - Subprime | |
	Residential Mortgage	Residential Construction	Residential Mortgage	Residential Construction	Residential Mortgage	Residential Construction	Residential Mortgage	Residential Construction
Prime	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Good	174,479	-	-	-	45,808	-	-	-
Acceptable	11,983,976	1,545,689	-	-	5,004,637	1,577,794	-	-
Acceptable with care	798,489	-	-	-	580,667	37,500	-	-
Special mention	183,162	-	-	-	-	-	-	-
Substandard assets	166,117	-	-	-	-	116,437	-	-
Doubtful assets	-	-	-	-	-	-	-	-
Loss assets	-	-	-	-	-	-	-	-
Total	$ 13,306,223	$ 1,545,689	$ -	$ -	$ 5,631,112	$ 1,731,731	$ -	$ -

Credit Risk Profile of Consumer Loans

	December 31, 2011		December 31, 2010	
	Consumer - Auto	Consumer - Other	Consumer - Auto	Consumer - Other
Prime	$ -	$ 224,075	$ -	$ 18,722
Good	20,795	-	-	-
Acceptable	27,013	19,456	65,008	204,045
Acceptable with care	-	6,791	-	11,228
Special mention	14,574	-	-	30,946
Substandard assets	-	21,787	-	-
Doubtful assets	-	-	-	-
Loss assets	-	-	-	-
Total	$ 62,382	$ 272,109	$ 65,008	$ 264,941

Impaired loans totaled $698,570 and $137,277 as of December 31, 2011 and 2010, respectively, and were represented by loans on non-accrual. The following table sets forth certain information regarding the type of impaired loans, their related allowances, and any interest income recognized on impaired loans during the years ended December 31, 2011 and 2010.

	Impaired Loans For the Year Ended December 31, 2011				
	Outstanding Principal Balance	Recorded Investment	Average Recorded Investment	Related Allowance	Interest Income Recognized
With no related allowance recorded:	$ -	$ -	$ -	$ -	$ -
With an allowance recorded:					
Construction and land development	120,384	120,384	126,737	6,784	-
Real estate - mortgage	166,117	166,117	131,623	21,446	7,487
Real estate - other	390,282	390,282	390,283	137,282	-
Commercial and industrial	-	-	-	-	-
Consumer loans to individuals	21,787	21,787	23,741	21,787	-
Total	$ 698,570	$ 698,570	$ 672,384	$ 187,299	$ 7,487

	Impaired Loans For the Year Ended December 31, 2010				
	Outstanding Principal Balance	Recorded Investment	Average Recorded Investment	Related Allowance	Interest Income Recognized
With no related allowance recorded:	$ -	$ -	$ -	$ -	$ -
With an allowance recorded:					
Construction and land development	137,277	137,277	137,630	-	-
Real estate - mortgage	-	-	-	-	-
Real estate - other	-	-	-	-	-
Commercial and industrial	-	-	-	-	-
Consumer loans to individuals	-	-	-	-	-
Total	$ 137,277	$ 137,277	$ 137,630	$ -	$ -

If a loan is modified as a result of a customer's inability to meet the original terms, and if the modification gives the customer more favorable terms that would not otherwise be granted, the loan is considered to be a troubled debt restructuring. As of December 31, 2011, the bank has four loans that qualify as troubled debt restructuring. The following table presents information regarding the Bank's loans that qualify as a troubled debt restructuring as of December 31, 2011 and 2010.

		December 31, 2011			
	Number of Loans	Pre-modification Outstanding Balances	Post-modification Outstanding Balances	Number of Loans that Subsequently Defaulted	Balance of Loans that Subsequently Defaulted
Construction and land development	2	$ 137,426	$ 120,384	1	$ 37,277
Real Estate - mortgage	1	155,352	166,117	-	-
Real Estate - other	-	-	-	-	-
Commercial and industrial	-	-	-	-	-
Consumer and other	1	27,446	21,787	-	-
Total	4	$ 320,224	$ 308,288	1	$ 37,277

		December 31, 2010			
	Number of Loans	Pre-modification Outstanding Balances	Post-modification Outstanding Balances	Balance of Loans that Subsequently Defaulted	Balance of Loans that Subsequently Defaulted
Construction and land development	1	$ 37,277	$ 37,277	1	$ 37,277
Real Estate - mortgage	-	-	-	-	-
Real Estate - other	-	-	-	-	-
Commercial and industrial	-	-	-	-	-
Consumer and other	-	-	-	-	-
Total	1	$ 37,277	$ 37,277	1	$ 37,277

As of December 31, 2011, management was not aware of any additional loans that were not already considered for impairment or categorized as impaired or non-accrual.

5. PREMISES AND EQUIPMENT

The composition of premises and equipment is summarized as follows:

	December 31,	
	2011	2010
Furniture, fixtures, and equipment	$ 354,836	$ 351,356
Computer software	210,816	199,332
Leasehold improvements	134,359	132,823
Automobiles	38,915	38,915
Construction and FF&E in process	21,008	3,830
Total premises and equipment	759,934	726,256
Accumulated depreciation and amortization	(513,491)	(392,705)
Premises and equipment, net	$ 246,443	$ 333,551

Depreciation and amortization expense for the years ended December 31, 2011 and 2010 was $117,539 and $167,662, respectively.

6. Leases

On November 1, 2007, the Company entered into a lease for a banking facility in Myrtle Beach, South Carolina from an entity controlled by a director. The term of the initial lease was for three years with four one-year renewal options. Rent increases three percent each renewal period. The lease was amended on February 12, 2008, making adjustments for the rent leading up to the opening of the branch and thereafter. The second extension option was exercised for the period of November 2011 through October 2012.

Rental expense for the years ended December 31, 2011 and 2010 was $166,297 and $161,453, respectively.

Future minimum lease payments under the lease, excluding any renewal options, are $142,028 in 2012.

7. Deposits

The composition of deposits is summarized as follows:

	December 31, 2011	Percentage of Total
Noninterest bearing demand	$ 4,819,581	6.0 %
Interest checking	4,604,083	5.8
Money market	35,352,570	44.3
Savings	500,947	0.7
Certificates of deposit < $100,000	10,552,086	13.2
Certificates deposit ≥ $100,000	23,948,142	30.0
Total deposits	**$ 79,777,409**	**100.0 %**

Certificates of deposit with denominations of $100,000 or more totaled $23.9 million and $17.6 million at December 31, 2011 and 2010, respectively. The Company has no brokered deposits.

At December 31, 2011, the scheduled maturities of all certificates of deposit are as follows:

Maturing in:	December 31, 2011
2012	$ 19,386,074
2013	13,682,762
2014	486,543
2015	185,673
2016	759,176
Total certificates of deposit	**$ 34,500,228**

8. Related Party Transactions

The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families, and affiliated companies in which they are principal stockholders (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. At December 31, 2011 and 2010, these persons and firms were indebted to the Company in the aggregate amount of $983,345 and $608,514, respectively.

Related party loan transactions for the years 2011 and 2010 are summarized below:

	For the Calendar Year	
	2011	2010
Balance, beginning of year	$ 608,514	$ 465,818
Advances	605,547	350,231
Repayments	(230,716)	(207,535)
Balance, end of year	**$ 983,345**	**$ 608,514**

Deposits from directors and executive officers and their related interests totaled $5,319,719 and $4,981,368 at December 31, 2011 and 2010, respectively.

The Company has entered into a lease agreement, as described in Note 6, to lease a building from a company in which one of our directors also serves on the lessor's board of directors. Note 6 details the amount of lease payments made in 2011 and in previous years, as well as payments obligated to be made in the future.

A public relations firm has been retained to provide marketing and public relations services for the Bank. A principal in the public relations firm is one of our directors. The Company incurred marketing and public relations fees of $121,380 and $107,158 for services rendered by the firm for the years ended December 31, 2011 and 2010, respectively. The Company anticipates paying additional sums to that firm during 2012.

The Company engaged a law firm for general legal counsel in 2011 and 2010. One of our directors is a shareholder with that firm. The Company incurred legal fees of $8,437 and $22,812 for services rendered by the firm for the years ended December 31, 2011 and 2010. The Company anticipates paying additional sums to that firm during 2012.

9. LINES OF CREDIT

As of December 31, 2011, the Company had unused lines of credit to purchase federal funds from correspondent banks totaling $8.0 million. These lines of credit are available on a one to fifteen-day basis for general corporate purposes. All of the lines do not contain maturity terms, and are subject to be withdrawn by the offering correspondent institution at their discretion. If borrowed upon, the lines of credit would be unsecured. The lines of credit available at December 31, 2011 were as follows:

Correspondent Bank	Commitment	Balance Outstanding
CenterState Bank	$ 3,000,000	$ -
South Carolina Bank & Trust	2,000,000	-
SunTrust Bank	3,000,000	-
	$ 8,000,000	$ -

The Company also has a line of credit to borrow funds from the Federal Home Loan Bank up to 10% of the Bank's total assets, which totaled $9,150,000 as of December 31, 2011. As of December 31, 2011, the Bank had no borrowings on this line.

10. SHAREHOLDERS' EQUITY

The Company has the authority to issue up to 50 million shares of common stock with a par value of $.01 per share. As of December 31, 2011, common shares issued and outstanding totaled 2,190,500. In addition, the Company has the authority to issue up to 10 million shares of preferred stock with a par value $.01 per share. As of December 31, 2011, no preferred shares were issued and outstanding.

As a national bank, the Bank may not pay dividends from its capital. All dividends must be paid out of undivided profits, subject to other applicable provisions of law. Subject to certain restrictions, the directors of a national bank may declare a dividend of so much of the undivided profits of the Bank as the directors judge to be prudent. In addition, a national bank may not declare and pay dividends in any year in excess of an amount equal to the sum of the total of the net income of the Bank for that year and the retained net income of the Bank for the preceding two years, minus the sum of any transfers required by the OCC and any transfers required to be made to a fund for the retirement of any preferred stock, unless the OCC approves the declaration and payment of dividends in excess of such amount.

11. EMPLOYEE BENEFIT PLAN

In 2010, the Company introduced a 401(k) defined contribution plan available to all employees to participate in at their discretion. Contributions to the plan charged to expense totaled $16,142 and $9,661 for the years ended 2011 and 2010, respectively.

12. STOCK-BASED COMPENSATION

The Company's 2009 Stock Incentive Plan (the Plan) was approved by the Company's Board of Directors (the Board) on June 3, 2009. Under the terms of the Plan, officers and key employees may be granted both nonqualified and incentive stock options and restricted stock awards. The Board reserved 161,778 shares of common stock for issuance under the stock incentive plan. Through December 31, 2011, there are 96,940 of stock options, net of forfeitures, that have been issued and not exercised, and there are 10,500 shares of restricted stock, net of forfeitures, that have been issued but have not vested. As of December 31, 2011 and 2010, 54,338 shares and 84,838 shares, respectively, were available for future issuance. The Company recognized stock-based compensation costs related to stock options and restricted stock awards of $90,115 and $72,797 for the year ended December 31, 2011 and 2010, respectively.

Stock options – The Plan provides for options to purchase shares of common stock at a price not less than 100% of the fair market value of the stock on the date of grant. Stock options vest ratably at 20% per year for 5 years, and have a 10-year contractual term. The Plan provides for accelerated vesting if there is a change of control, as defined in the Plan.

In June 2009, stock options totaling 121,940 were issued to three employees. In 2010 and 2011, two employees forfeited their options upon their departure for a combined total of 50,000 shares. A second stock option issuance occurred in February 2011 totaling 25,000 between two employees. As of December 31, 2011, vested stock options total 28,776. There have been no option exercises in 2011, 2010, or 2009.

The following table presents a summary of the stock option activity for the years ended December 31, 2011 and 2010.

	Options	Weighted-Average Grant Date Fair Value	Weighted-Average Exercise Price
Outstanding at December 31, 2009	91,940	$ 2.29	$ 10.00
Granted	-	-	-
Exercised	-	-	-
Forfeited	(20,000)	2.29	10.00
Outstanding at December 31, 2010	71,940	$ 2.29	$ 10.00
Options Exercisable as of December 31, 2010	14,388		
Outstanding at December 31, 2010	71,940	$ 2.29	$ 10.00
Granted	25,000	2.24	10.00
Exercised	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2011	96,940	$ 2.28	$ 10.00
Options Exercisable as of December 31, 2011	28,776		

The fair value of each option grant was estimated on the date of grant using the Black-Scholes-Merton option pricing model with the following assumptions presented below:

Grant date	June 8, 2009	February 23, 2011
Total number of options granted	121,940	25,000
Expected volatility	7.40%	7.40%
Expected term	7 years	7 years
Expected dividend	0.00%	0.00%
Risk-free rate	3.60%	3.49%
Grant date fair value	$2.29	$2.24

Since the Bank has no historical stock activity, the expected volatility is based on the historical volatility of similar banks that have a longer trading history. The expected term represents the estimated average period of time that the options will remain outstanding. Since the Bank does not have sufficient historical data on the exercise of stock options, the expected term is based on the "simplified" method that measures the expected term as the average of the vesting period and the contractual term. The risk-free rate of return reflects the grant date interest rate offered for zero coupon U.S. Treasury bonds with the same expected term as the options.

As of December 31, 2011 and 2010, there was $60,174 and $58,360, respectively, of total unrecognized compensation cost related to the outstanding stock options that will be recognized over the remainder of their vesting schedule. There is no intrinsic value in these stock options as of December 31, 2011 and 2010, as the exercise price equals the last traded price of the Company's common stock.

Restricted Stock Awards – The first grant of restricted stock awards occurred in June 2009, totaling 5,000 shares, with a vesting schedule of 36 months. In November 2009, another 1,000 restricted stock was awarded with a vesting schedule of 36 months. A third grant of 6,500 restricted stock awards was made in February 2011 with half of those shares vesting in 18 months and the remaining half vesting in 36 months. Two employees forfeited a combined total of 2,000 restricted stock awards upon their voluntary departure from the Bank in 2009 and 2010. The compensation expense of all restricted stock awards is recognized over the vesting period of each grant.

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2009	6,000	$ 10.00
Granted	-	-
Forfeited	(1,000)	10.00
Outstanding at December 31, 2010	5,000	$ 10.00

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2010	5,000	$ 10.00
Granted	6,500	10.00
Forfeited	(1,000)	10.00
Outstanding at December 31, 2010	10,500	$ 10.00

As of December 31, 2011 and 2010, there was $44,583 and $25,000, respectively, of total unrecognized compensation cost related to the restricted stock awards that will be recognized over the remaining vesting schedules of the various grants.

13. WARRANTS

In recognition of the substantial financial risks undertaken by the members of the organizing group, the Company granted an aggregate of 255,992 warrants to its Organizers and one Founder in June 2009. Of the amount granted, 231,992 warrants were vested immediately. The other 24,000 warrants were subject to an annual vesting schedule over 36 months. All warrants are exercisable at a price of $10.00 per share, the initial offering price, and expire June 8, 2019. There were 255,992 warrants outstanding at December 31, 2011 and 2010, respectively with a weighted average grant date fair value for all outstanding warrants equal to $2.29.

Warrants Exercisable

Type	Exercise Price	Number	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
Organizer/Founder Warrants	$ 10.00	231,992	7.5	$ 10.00
Director Warrants	10.00	16,000	7.5	10.00
Total		**247,992**		

Organizer warrants totaling 231,992 were immediately vested upon issuance. Of the 231,992 organizer/founder warrants, 64,547 were treated as compensatory with the fair market value of $147,814 charged to earnings in 2009. The remaining 167,445 organizer/founder warrants were investment warrants with the fair market value of $383,449, and were treated as a component of shareholders' equity. The other 24,000 director warrants vest over three years. The Company recognized expense of $16,488 and $16,488 during the years ended December 31, 2011 and 2010, respectively, related to these director warrants. As of December 31, 2011 and 2010, respectively, there was $6,870 and $23,358 of total unrecognized compensation cost related to the outstanding warrants.

14. EMPLOYMENT CONTRACTS

The Company entered into an employment contract with its Chief Executive Officer for three years in May 2008. In November 2011, the Company entered into a settlement agreement with its Chief Executive Officer upon his departure. The settlement agreement replaced the original agreement, and explains the consulting role the former Chief Executive Officer will provide to the Company to June 8, 2012. The current agreement includes payment provisions and health benefit coverage to June 8, 2012. Additionally, under the terms of the agreement, the former Chief Executive Officer is entitled to the use of the Company automobile. In the event his personal vehicle is used, mileage reimbursement will occur at the IRS established mileage rate. Future expenses associates with the contractual terms of the agreement are anticipated to be $94,635 during 2012.

15. INCOME TAXES

Income tax expense (benefit) consisted of the following:

	For the Calendar Year	
	2011	2010
Current:		
Federal	$ -	$ -
State	-	4,356
Total current	-	4,356
Deferred income taxes	310,783	(160,485)
Income tax expense (benefit)	$ 310,783	$ (156,129)

Income tax benefit is allocated as follows:

To continuing operations	$ -	$ 4,356
To shareholder's equity	310,783	(160,485)
Income tax expense (benefit)	$ 310,783	$ (156,129)

The gross amounts of deferred tax assets and deferred tax liabilities are as follows:

	December 31,	
	2011	2010
Deferred tax assets:		
Allowance for loan losses	$ 314,650	$ 123,634
Net operating loss carry forward	1,521,684	1,172,995
Organization and start-up expenses	656,931	709,839
Stock options and warrants	104,608	81,834
State tax credits	66,000	33,000
Unrealized loss on securities available for sale	-	220,466
Accrued bounses	-	61,898
Other	14,094	7,873
Gross deferred tax assets	2,677,967	2,411,539
Valuation allowance	(2,594,647)	(2,112,096)
Net deferred tax assets	83,320	299,443
Deferred tax liabilities:		
Unrealized gain on securities available for sale	90,317	-
Accumulated depreciation	35,089	39,337
Capitalized loan costs and fees, net	19,816	15,948
Prepaid expense	28,415	23,692
Total deferred tax liabilities	173,637	78,977
Net deferred tax asset (liability)	$ (90,317)	$ 220,466

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset or a portion of a deferred tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2011 and 2010, management has recorded a valuation allowance associated with continuing operations. Net deferred tax liabilities are recorded in other liabilities on the Company's consolidated balance sheets.

The Company has a net operating loss for Federal income tax purposes of $4,465,221 as of December 31, 2011. This net operating loss begins to expire in the year 2029.

Tax returns for 2008 and subsequent years are subject to examination by taxing authorities.

A reconciliation between the income tax expense and the amount computed by applying the Federal statutory rate of 34% to income before income taxes follows:

	For the Calendar Year	
	2011	2010
Tax benefit at Federal statutory rate	$ (434,576)	$ (683,668)
Stock-based compensation	13,470	14,046
State tax credits	(33,000)	(33,000)
Valuation allowance	482,551	705,297
Tax-exempt interest	(30,136)	(6,939)
Other	1,691	8,620
Income tax expense	$ -	$ 4,356

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with ASC 740-10. The Company's policy is to classify any interest or penalties recognized in accordance with ASC 740-10 as interest expense or noninterest expense, respectively.

16. COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. Management is not aware of any legal proceedings which would have a material adverse effect on the financial position or operating results of the Company.

The Company is party to various financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements.

Commitments to extend credit are agreements to lend to a customer so long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and may require collateral from the borrower if deemed necessary by the Company. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party up to a stipulated amount and with specified terms and conditions. Standby letters of credit are recorded as a liability by the Company at the fair value of the obligation undertaken in issuing the guarantee.

The Company uses the same credit policies in making commitments and conditional obligations as it does for instruments reflected in the consolidated financial statements. The creditworthiness of each customer is evaluated on a case-by-case basis. We evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate. We manage the credit risk on these commitments by subjecting them to normal underwriting and risk management processes.

Commitments to extend credit and standby letters of credit are not recorded as an asset or liability by the Company until the instrument is exercised. The Company had no issued standby letters of credit outstanding at December 31, 2011 or 2010. Unfunded loan commitments totaled $10.1 million as of December 31, 2011 and $4.3 million as of December 31, 2010.

17. FAIR VALUE MEASUREMENTS

The current accounting literature requires the disclosure of fair value information for financial instruments, whether or not they are recognized in the consolidated balance sheets, when it is practical to estimate the fair value. The guidance defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations, which require the exchange of cash, or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment, accrued interest receivable and payable, and other assets and liabilities.

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts, which could be realized, in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses, which would be incurred in an actual sale or settlement, are not taken into consideration in the fair values presented.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks – The carrying amount is a reasonable estimate of fair value due to the short term nature of such items.

Federal Funds Sold – The carrying amount is a reasonable estimate of fair value, as the term for Fed Funds sold is for one day.

Interest-bearing Bank Deposits – Due to the short-term and liquid nature of these deposits, the carrying amount is a reasonable estimate of fair value.

Securities Available for Sale – Investment securities held-to-maturity and available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions.

Federal Reserve Bank and Federal Home Loan Bank Stock – The carrying value of nonmarketable equity securities approximates the fair value since no ready market exists for the stock.

Loans Held for Sale – Loans held for sale are carried at the lower of cost or market value. The fair values of mortgage loans held for sale are based on commitments on hand from investors within the secondary market for loans with similar characteristics.

Loans Receivable – For certain categories of loans, such as variable rate loans, which are repriced frequently and have no significant change in credit risk, fair values are based on the carrying amounts. The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The fair value of impaired loans is estimated based on discounted cash flows or underlying collateral values, where applicable.

Deposits – The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Off-Balance-Sheet Financial Instruments – The carrying amount for loan commitments, which are off-balance-sheet financial instruments, approximates the fair value since the obligations are typically made with variable rates or have short maturities.

The carrying values and estimated fair values of the Company's financial instruments are as follows:

	December 31,			
	2011		2010	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Finacial assets				
Cash and due from banks	$ 1,023,828	$ 1,023,828	$ 539,685	$ 539,685
Federal funds sold	824,978	824,978	1,589,151	1,589,151
Interest-bearing bank deposits	9,471,498	9,471,498	16,465,014	16,465,014
Securities available for sale	29,507,235	29,507,235	28,705,311	28,705,311
Federal Reserve Bank and Federal Home Loan Bank stock	577,850	577,850	456,300	456,300
Loans Held for Sale	888,750	888,750	340,000	340,000
Loans, net	51,415,209	52,312,902	22,794,086	23,180,480
Financial liabilities				
Demand deposits, interest-bearing transaction and savings accounts	45,277,181	45,277,181	31,927,912	31,927,912
Certificates of deposits	34,500,228	34,338,522	24,759,204	24,901,427
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Commitments to extend credit	$10,063,247	$ -	$ 4,341,642	$ -

Assets and liabilities carried at fair value are classified in one of the following three categories based on a hierarchy for ranking the quality and reliability of the information used to determine fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasury Securities.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage-backed securities, municipal bonds, corporate debt securities and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain derivative contracts and impaired loans.

33

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

Assets Measured at Fair Value on a Recurring Basis

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring bases at December 31, 2011 and 2010, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Available-for-sale Securities

Investment securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions.

Securities traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds are considered highly liquid and are classified as Level 1. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

The following table presents the fair value of assets evaluated on a recurring basis as of December 31, 2011 and 2010 by level within the hierarchy.

	Quoted Market Price in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2011			
Government-Sponsored Enterprises	$ —	$ 2,001,408	$ —
Municipal Bonds	—	3,255,442	—
Collateralized Mortgage Obligations (CMOs)	—	2,891,101	—
Mortgage Backed Securities (MBS)	—	21,359,284	—
Total	$ —	$ 29,507,235	$ —
December 31, 2010			
Municipal Bonds	$ —	$ 1,829,473	$ —
Collateralized Mortgage Obligations (CMOs)	—	2,942,657	—
Mortgage Backed Securities (MBS)	—	23,933,181	—
Total	$ —	$ 28,705,311	$ —

There were no other assets and no liabilities measured at fair value on a recurring basis at December 31, 2011 and 2010.

Assets Measured at Fair Value on a Non-Recurring Basis

Loans Held for Sale

Loans held for sale are carried at the lower of cost or market value. The fair value or mortgage loans held for sale are based on commitments on hand from investors within the secondary market for loans with similar characteristics. As such, the fair value of adjustments for mortgage loans held for sale is nonrecurring Level 2.

Impaired Loans

A loan is considered impaired when the full payment under the loan terms is not expected. Impaired loans are carried at the present value of estimated future cash flows or the fair value of collateral. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. Loan losses are charged against the allowance when management believes the uncollectibility of a loan is confirmed. When the fair value of the collateral is based on an observable market price or current appraised value, the Company records the loan as nonrecurring Level 2. When an appraised value is not available and there is no observable market price, the Company records the loan as nonrecurring Level 3.

The following table presents the fair value of assets evaluated on a nonrecurring basis as of December 31, 2011 and 2010.

	Carrying Value as of	Quoted Market Price in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2011				
Loans held for sale	$ 888,750	$ -	$ 888,750	$ -
Impaired Loans	698,570	-	83,107	615,463
Total	**$1,587,320**	**$ -**	**$ 971,857**	**$ 615,463**
December 31, 2010				
Loans held for sale	$ 340,000	$ -	$ 340,000	$ -
Impaired Loans	137,277	-	100,000	37,277
Total	**$ 477,277**	**$ -**	**$ 440,000**	**$ 37,277**

There were no other assets and no liabilities measured at fair value as of December 31, 2011 and 2010 on a nonrecurring basis.

18. NET LOSS PER SHARE

Basic loss per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding. Diluted loss per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Due to the net loss any common share equivalents have an anti-dilutive effect and therefore are excluded from the calculation. Therefore, basic loss per share and diluted earnings per share are reported to be the same.

	For the Calendar Year	
	2011	2010
Net loss to common shareholders	$ (1,278,164)	$ (2,015,145)
Weighted-average number of common shares outstanding	2,189,899	2,185,666
Net loss per share	**$ (0.58)**	**$ (0.92)**

19. REGULATORY MATTERS

Coastal Carolina National Bank is subject to various capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting principles. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). The Bank had not received notification from the OCC categorizing it under the regulatory framework for prompt corrective action; however, management believes, as of December 31, 2011 and 2010, that the Bank meets all capital adequacy requirements to which it is subject.

The Company's and the Bank's actual capital amounts (in thousands) and ratios as of December 31, 2011 and 2010, are presented in the following table:

December 31, 2011	Actual		For Capital Adequacy Purposes		To be Well Capiltalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Leverage [1]						
Coastal Carolina Bancshares, Inc.	$ 13,945	14.87%	$ 3,750	4.0%	N/A	N/A
Coastal Carolina National Bank	13,135	14.14%	3,717	4.0%	4,646	5.0%
Tier I Risk-based Capital [2]						
Coastal Carolina Bancshares, Inc.	13,945	26.16%	2,133	4.0%	N/A	N/A
Coastal Carolina National Bank	13,135	24.64%	2,133	4.0%	3,199	6.0%
Total Risk-based Capital [3]						
Coastal Carolina Bancshares, Inc.	14,616	27.42%	4,265	8.0%	N/A	N/A
Coastal Carolina National Bank	13,805	25.89%	4,265	8.0%	5,331	10.0%
December 31, 2010						
Leverage [1]						
Coastal Carolina Bancshares, Inc.	$ 14,896	21.33%	$ 2,794	4.0%	N/A	N/A
Coastal Carolina National Bank	14,033	20.34%	2,759	4.0%	3,449	5.0%
Tier I Risk-based Capital [2]						
Coastal Carolina Bancshares, Inc.	14,896	54.38%	1,096	4.0%	N/A	N/A
Coastal Carolina National Bank	14,033	51.23%	1,096	4.0%	1,644	6.0%
Total Risk-based Capital [3]						
Coastal Carolina Bancshares, Inc.	15,239	55.64%	2,191	8.0%	N/A	N/A
Coastal Carolina National Bank	14,376	52.49%	2,191	8.0%	2,739	10.0%

(1)   The leverage ratio reflects Tier I capital divided by average total assets for the period. Average assets used in the calculation exclude certain intangible and servicing assets.

(2)   (2) Tier 1 capital consists of total equity plus qualifying capital securities and minority interests, less unrealized gains and losses accumulated in other comprehensive income, certain intangible assets, and adjustments related to the valuation of servicing assets and certain equity investments in nonfinancial companies (principal investments).

(3)   (3) Total risk-based capital is comprised of Tier I capital plus qualifying subordinated debt and allowance for loan losses and a portion of unrealized gains on available-for-sale equity securities.

Both the Tier I and the total risk-based capital ratios are computed by dividing the respective capital amounts by risk-weighted assets, as defined.

20. Condensed Financial Information on Coastal Carolina Bancshares, Inc. (Parent Company Only)

The Parent Company's condensed balance sheet and related condensed statements of operations and cash flows are as follows:

Condensed Balance Sheets

	December 31,	
	2011	2010
Assets		
Interest-bearing bank deposits	$ 823,360	$ 867,307
Investment in bank subsidiary	13,276,298	13,908,358
Other assets	4,242	3,097
Total assets	$ 14,103,900	$ 14,778,762
Liabilities and Shareholders' Equity		
Liabilities		
Accrued expenses and other liabilities	$ 18,076	$ 7,474
Total liabilities	18,076	7,474
Shareholders' Equity		
Preferred stock, $.01 par value,		
10,000,000 shares authorized, none issued and outstanding	–	–
Common stock, $.01 par value, 50,000,000 shares authorized,		
2,190,500 and 2,185,000 issued and outstanding at December 31, 2011 and 2010 respectively	21,905	21,850
Additional paid-in capital	21,794,089	21,667,958
Unearned compensation, nonvested restricted stock	(44,583)	(25,000)
Retained deficit	(7,826,852)	(6,548,688)
Accumulated other comprehensive income (loss)	141,265	(344,832)
Total shareholders' equity	14,085,824	14,771,288
Total liabilities and shareholders' equity	$ 14,103,900	$ 14,778,762

CONDENSED STATEMENTS OF OPERATIONS

	For the Calendar Year	
	2011	2010
Interest income		
Interest-bearing bank deposits	$ 8,058	$ 18,064
Total interest income	8,258	18,064
Noninterest expense		
Professional services	20,310	5,187
Postage and supplies	1,761	1,178
Other	39,391	34,115
Total noninterest expense	61,462	40,480
Net loss before equity in loss of bank subsidiary	(53,404)	(22,416)
Equity in loss of bank subsidiary	(1,224,760)	(1,988,373)
Income Tax	-	4,356
Net loss	$ (1,278,164)	$ (2,015,145)

CONDENSED STATEMENTS OF CASH FLOWS

	For the Calendar Year	
	2011	2010
Operating activities		
Net loss	$ (1,278,164)	$ (2,015,145)
Adjustments to reconcile net loss to net cash used by operating activities:		
Equity in loss of bank subsidiary	1,224,760	1,988,373
Decrease (increase) in accured interest recievable	(1,145)	202
Increase in other liabilities	10,602	7,174
Net cash used in operating activities	(43,947)	(19,396)
Net decrease in cash and cash equivalents	(43,947)	(19,396)
Cash and cash equivalents, beginning of period	867,307	886,703
Cash and cash equivalents, end of period	$ 823,360	$ 867,307
Noncash investing activities:		
Stock-based compensation expensed at bank subsidiary	$ 106,602	$ 89,285

21. SUBSEQUENT EVENTS

In preparing these consolidated financial statements, subsequent events were evaluated through the time the consolidated financial statements were issued. Financial statements are considered issued when they are widely distributed to all shareholders and other financial statement users, or filed with the Securities and Exchange Commission. In conjunction with applicable accounting standards, all material subsequent events have either been recognized in the consolidated financial statements or disclosed in the notes to the consolidated financial statements.

Headquarters:	**Transfer Agent:**	**Investor Relations:**
2305 Oak Street	Registrar & Transfer Company	Terry S. Haight
Myrtle Beach, SC 29577	10 Commerce Drive	(843) 839.1952
(843) 839.2265	Cranford, NJ 07016-3572	
Fax: (843) 839.5666	1.800.368.5948	



COASTAL CAROLINA
BANCSHARES, INC.



Member FDIC   2305 Oak Street / Myrtle Beach, SC 29577 / 843.839.2265 / MyCCNB.com